Mail Stop 3720

July 20, 2007

Mr. Gilmar Roberto Pereira Camurra
Chief Financial Officer
Telecomunicações de São Paulo S.A. - Telesp
Rua Martiniano de Carvalho, 851
01321-001 São Paulo, SP, Brasil

> **Re**: **Telecomunicações de São Paulo S.A. - Telesp**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 001-14475**

Dear Mr. Camurra:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2006

Note 39. Summary of the differences between BR CL and U.S. GAAP, page F-49

y. Purchase accounting for the merger of Telefonica Data Brasil Holding S.A. (TDBH), page F-58

1.   We note that you accounted for the acquisition of TDBH on July 28, 2006 as a merger of entities under common control for U.S. GAAP. It is unclear to us why you have not reflected the consolidation of the historical U.S. GAAP financial statements of this entity for all periods prior to the acquisition in your U.S. GAAP reconciliation. Refer to paragraphs D11 – D18 of Appendix D of SFAS 141 and revise your financial statements accordingly or advise.

Net income reconciliation of the difference between U.S. GAAP and BR CL, page F-60

Shareholders' equity reconciliation of the difference between U.S. GAAP and BR CL, page F-61

2.   Tell us whether there were any differences between U.S. GAAP and BR CL for the operations of TDBH after July 28, 2006 and how these were reflected in your U.S. GAAP reconciliations.

Consolidated statements of changes in shareholders' equity in accordance with U.S. GAAP, page F-62

3.   Explain for us the nature of the following line items in your consolidated statements of changes in shareholders' equity in accordance with U.S. GAAP and tell us how you determined these amounts: "Merger of Losses – TDBH" and "Recess right to the shareholders due to merger of TDBH – treasury shares."

*   *   *   *

        As appropriate, please amend your Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may

Mr. Gilmar Roberto Pereira Camurra
Telecomunicações de São Paulo S.A. - Telesp
July 20, 2007
Page 3

have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director